Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

SEC File No.: 001-37532

IberiaBank [IBKC]

IberiaBank Associate Call

Monday, November 4, 2019, 9:00 AM ET

Company Participants:

Beth Ardoin; Director of Communications

Daryl Byrd; President and CEO

Bryan Jordan; President and CEO, First Horizon

Michael Brown; President of Regional Banking

Presentation

Operator: Good morning, and welcome to the IberiaBank associate call. All participants will be in listen-only mode. (Operator Instructions) Please note this event is being recorded.

I would like to now turn the conference over to Beth Ardoin, Director of Communications. Please go ahead.

Beth Ardoin: Good morning, everyone, and thank you for joining the call. I’m sitting here with President and CEO of IberiaBank Daryl Byrd and Chairman, President and CEO of First Horizon Bryan Jordan to share some thoughts on the news announced this morning. I’ll now turn it over to Daryl. Daryl?

Daryl Byrd: Good morning. As you learned earlier today, we’ve signed a definitive agreement for a combination of our banks, or a merger of equals, with First Horizon. We’ll bring the two companies together to form one. As a result of this transaction, we will be $75 billion in assets and become one of the largest banks in the South and one of the top 25 banks in the US in deposits.

Why First Horizon? You may remember them as First Tennessee. They changed their name to First Horizon, which will be the name of our new combined company. While it’s hard to give up the well-respected brand we’ve all worked so hard to create, I’ve always said that our company is not about our name, it’s about our amazing people. We believe that choosing one of our names was a better decision than choosing a new one.

For both IberiaBank and First Horizon, our clients come first, and our market-centric approach is a competitive advantage. Their aligned business strategies and people-oriented mission made them the ideal strategic partner. I’m so proud of our accomplishments, results of unrelenting hard work, extraordinary dedication and impressive teamwork. We turned a small, $1 billion savings and loan in South Louisiana into a well-regarded, $32 billion regional company with a presence in 12 states.

Throughout our history, we’ve successfully navigated incredible change and stayed true to our mission of creating a great place to work for our people, being the bank of choice for our clients, and taking care of our community, all while remaining focused on our shareholders.

But change is inevitable. In fact, it’s necessary to remain competitive, and our team has always handled change well. Bryan Jordan is going to serve as CEO of the new company, and I will be Executive Chairman and will remain engaged in the company. I’ve known Bryan. We’ve been friends for a long time, dating back to our public service with the Federal Reserve in 2011. I’m confident in his ability to lead this new organization and bring together the best attributes of both organizations to achieve new levels of success.

The leadership team is comprised of four members from IberiaBank and four from First Horizon. Members of the leadership from IberiaBank are: Anthony Restel will serve as Chief Operating Officer, responsible for IT and operations; Michael Brown as President of Regional Banking, overseeing all markets; Terry Akins as Chief Risk Officer; and Beth Ardoin as Chief Communications Officer. Leadership members from First Horizon are: BJ Losch as Chief Financial Officer; David Popwell, President of Specialty Banking, responsible for all verticals; Tammy LoCascio, Chief Human Resources Officer; and Susan Springfield, Chief Credit Officer.

Our combined company will be headquartered in Memphis and maintain a significant operating presence in all of the markets in which both companies operate today. Choosing a headquarters was a business decision. With $11 billion in deposits in Memphis, compared to $2.6 billion in Acadiana, it’s much larger than any of our existing markets and critical for our combined company.

The regional banking headquarters under Michael Brown’s leadership will be in New Orleans. And the IberiaBank leadership team will continue to live in Louisiana and Atlanta, as they do today. With our deep roots and large, outstanding client base, Louisiana remains critically important to our combined company, as do all of our legacy markets. We will form the Louisiana First Horizon Foundation, with $20 million earmarked for Louisiana initiatives. First Horizon is as serious as we are about taking care of our communities.

As an associate, we know this type of announcement can be concerning, but it’s important to know that we have very little overlap, and in fact, all relationship managers and branch associates in good standing in both organizations will have jobs. Will there be any consolidation? Yes. We do have some operational overlap. We will be working to achieve our efficiency targets. As we’ve done in every transaction in our history, we’ll have an organized planning process that combines talent from each team.

In true partnership fashion, I’d like to ask Bryan Jordan to join this conversation. Bryan?

Bryan Jordan: Daryl, thank you. I am thrilled to join forces with a company and a team for which I have so much respect and admiration. With enhanced scale and financial strength, we are going to be in a better position to invest in advanced technologies to meet the needs of our clients, significantly expand our lending capacity and broaden our product capabilities. Important to both of us, and rare in our industry, is our market-centric business models, which means we are in a great position to continue to take care of our clients with very little disruption through this process.

Additionally, our geographic footprints complement each other rather than overlap, which gives us significant coverage in growth markets across the South and provides enhanced geographic diversity and new funding sources. Together, we will have a diverse client base, strong deposit mix and well-diversified fee income channels.

I know this is a lot to digest, but we assure you that we will be working hard together to not only make this a smooth transition, but to remain focused on building an incredible company, a leader in our industry. Yes, we will be much larger, but that doesn’t mean we should lose focus on the high-touch experience we provide our clients. In fact, this will give you the ability to ultimately give our clients even more.

I look forward to meeting you soon and hope that you are as excited about this as we are. At this time, I’m going now to ask Michael Brown to provide answers to some important questions. Michael?

Michael Brown: Thanks, Bryan. I really appreciate it. Good morning, everyone. I’ll try to answer some questions this morning, but please note that we will have plenty of time to share information in the weeks and months to come. In fact, we don’t anticipate this merger closing until second quarter 2020. Until that time, we will continue to operate as two separate companies.

I want to start by sharing Daryl’s sentiments. This is a historic day for both companies, and I am very, very excited to be a part of the combined company going forward. So let’s try and address some of those frequently asked questions. The first one: Will I get to keep my job? Well, as Daryl said, all relationship managers and branch personnel in good standing will keep their jobs. Even if we choose to close some branches, we will find a position for the branch personnel. We know clients will ask you later today and in the days to come about your job, and we want you to say that you’re good. We know that you are connected to the clients, and you are very, very important to us.

Question two: What about other positions? Like in every transaction, there is some consolidation. Good news is that we don’t have a tremendous amount of overlap. But we will have to make some tough decisions to achieve our cost-savings target. We’re going to work hard to find a position for as many people as we can and treat everyone with dignity and respect. Remember that a positive attitude makes a difference, and this is going to be a large organization with lots of really good opportunities.

Question three: When will you make decisions on the final staffing model? We will have a well-organized process to makes decisions for each position. In fact, over the next few weeks, we’ll share a schedule that outlines how and when each position will be decided.

Question four: Will the company automatically consolidate operations to Memphis? No. While our headquarters will be in Memphis, the company will evaluate all operational needs and talent.

In both companies today, some teams are centralized and some are decentralized. The executive management team will continue to be located in Louisiana and Atlanta, as they are today will IberiaBank.

Question five: What changes should we expect? Well, we still have some changes — or will have some changes. The goal really is to bring the best of each company together. Any changes we make will be to improve [unintelligible] procedures or to run the company more efficiently. We plan to make every decision with a key focus on client impact. With our bankers and branch teams in place, I really see a lot of business as usual.

Question six: What operating systems will we use? That decision has not been made, but Anthony and Bob will lead that effort along with the First Horizon team.

Question seven: Will we close branches? Yes, we will close some, but we don’t have a tremendous amount of branch overlap.

Question eight: What happens next? Over the next few weeks, we will be introducing our teams. It’s business as usual when it comes to your day-to-day responsibilities, which means focus on the client. There are no immediate changes for those clients. They continue to bank as usual with IberiaBank and First Horizon until notified otherwise.

You will receive frequent communications with lots of details, and then you’ll be invited to attend a meeting in the company months to learn more about the transition, which will cover integration planning conversion and get answers to your questions about personal benefits. Most importantly, we ask you to stay focused on doing the great job you do today. We hope to have as little disruption as possible.

I’ll wrap up by adding that a merger of equals is not easy. It will take extraordinary teamwork, flexibility and patience to do this well. I am confident that each of you is up to the task, and I really thank you so much for being here. Expect more information very, very soon.

Operator: Ladies and gentlemen, the conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.